UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KalVista Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

483497103

(CUSIP Number)

Albert Cha

Vivo Capital, LLC

505 Hamilton Avenue, Suite 207

Palo Alto, CA 94301

(650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483497103

1.	NAME OF REPORTING PERSON. Vivo Ventures VI, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	300,325(1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER	300,325(1)
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,325 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	3.09% (2)
14.	TYPE OF REPORTING PERSON OO

(1)	Consists of 298,141 shares of Common Stock held by Vivo Ventures Fund VI, L.P. and 2,184 shares of Common Stock held by Vivo Ventures VI Affiliates Fund, L.P. Vivo Ventures VI, LLC is the general partner of both Vivo Ventures Fund VI, L.P. and Vivo Ventures VI Affiliates Fund, L.P.
(2)	Based on 9,713,042 shares of Common Stock outstanding as of December 2, 2016, as reported in the Issuer’s registration statement on Form S-3, filed with the SEC on December 20, 2016.

2

CUSIP No. 483497103

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D, filed on April 24, 2015 (the “Prior 13D”) by the Reporting Persons relating to the common stock, par value $0.001 per share of Carbylan Therapeutics, Inc., a Delaware corporation (“Carbylan”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Prior 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Prior 13D.

Item 1.	Security and Issuer

On November 21, 2016, Carbylan acquired all of the ordinary and preferred shares held by the shareholders of KalVista Pharmaceuticals Ltd., a private company incorporated and registered in England and Wales (“KalVista Ltd.”), in exchange for the issuance of a certain number of shares of Carbylan common stock issued to the KalVista Ltd. Shareholders as determined pursuant to the terms of a Share Purchase Agreement (the “Transaction”). In connection with the Transaction, on November 21, 2016, Carbylan effected a name change to “KalVista Pharmaceuticals, Inc.” (the “Issuer”) and a 14-for-1 reverse stock split on the Issuer’s shares of common stock, par value $0.001 per share (the “Common Stock”).

This Amendment relates to the Common Stock of the Issuer. The Issuer’s principal executive office is located at One Kendall Square, Bld 200, Ste 2203, Cambridge, MA 02139.

Item 2.	Identity and Background

(a)	This Amendment is being filed by Vivo Ventures VI, LLC (“Vivo VI LLC”) as the Reporting Person. The shares of Common Stock are held of record by Vivo Ventures Fund VI, L.P. (“Vivo VI”) and Vivo Ventures VI Affiliates Fund, L.P. (“Vivo VI Affiliates” and together with Vivo VI, the “Funds”). For purposes of this Amendment, the Funds are not deemed Reporting Persons.

(b)	The address of the principal business office of the Reporting Person is 505 Hamilton Avenue, Suite 207, Palo Alto, CA 94301.

(c)	The principal business of each of the Funds is that of a private investment partnership. The principal business of Vivo VI LLC is to act as the sole general partner of both of the Funds, and as such beneficially owns the shares of Common Stock of the Issuer held by the Funds. The voting members of Vivo VI LLC are Frank Kung, Albert Cha and Edgar Engleman, none of whom has individual voting or investment power with respect to these shares and each of whom disclaims beneficial ownership of such shares.

(d)-(e)	During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Vivo VI LLC is a Delaware limited liability company

3

CUSIP No. 483497103

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Person has not acquired or disposed any shares of Common Stock of the Issuer since the filing of the prior 13D. This Amendment is filed solely to report the decrease of the Reporting Person’s percentage in the Issuer’s shares of Common Stock in connection with the Transaction.

Item 5.	Interest in Securities of Issuer

This Amendment amends and restates Item 5 of the Prior 13D in its entirety as set forth below:

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D/A.

(c)	Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

4

CUSIP No. 483497103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017

VIVO VENTURES VI, LLC

By:	/s/ Albert Cha
Name: Albert Cha Title: Managing Member

5